Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  May 26, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling Underway on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and four high grade gold vein targets. Ross River has provided the company with the following results in the form of a news release, an excerpt from which follows:

“Ross River Minerals Inc. (the "Company") is pleased to announce that drilling has commenced on its 200 sq. km. El Pulpo property located in Sinaloa State, Mexico. Drilling will begin on the Papaya gold-silver-copper target, followed by the La Trucha and Cerro Colorado gold-silver-copper targets.

Additional soil and geophysical lines have been cut at the south end of the Papaya grid and east of the La Langosta grid and east and west of the Cerro Colorado grid, in an attempt to close off the geophysical and soil geochemistry anomalies extending beyond the existing grids.

To date the Company has identified four high grade gold-silver-copper vein targets (Papaya, La Trucha, El Tiburon and El Sauz), a stockwork gold-silver target (Cerro Colorado) and two copper-gold porphyry targets (La Langosta/El Bagre and La Cetolla) on the property, with less than a third of the property explored to date. Data from the current exploration program will assist in identifying drill locations for the La Langosta copper-gold porphyry target. On-going exploration of the known targets is continuing to discover new mineralized zones.”

Almaden currently has thirteen active joint ventures on sixteen properties. This includes eight joint venture deals in which other companies are earning an interest in the Almaden projects by spending, and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico. In addition, Almaden is continuing its aggressive exploration efforts in Mexico and Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.